UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Cardinal Health, Inc.
   5555 Glendon Court
   Dublin, Ohio  43016
   U.S.
2. Date of Event Requiring Statement (Month/Day/Year)
   August 23, 1997
3. IRS or Social Security Number of Reporting Person (Voluntary)
   31-0958666
4. Issuer Name and Ticker or Trading Symbol
   Bergen Brunswig Corporation
   BBC
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
        Officer Title

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |4. Amount of          |6. Ownership    |7. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
___________________________________________________________________________________________________________________________________|
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option to purchase share|(1)      |(1)      |Class A Common Stock   |10,028,16|$48.29    |D            |                           |
s of Class A Common Stoc|         |         |                       |3(1)     |          |             |                           |
k                       |         |         |                       |         |          |             |                           |
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
Explanation of Responses:
(1) Pursuant to the Stock Option Agreement, dated August 23, 1997 (the "Stock Option Agreement"), between Cardinal Health, Inc. ("Cardinal") and
Bergen Brunswig Corporation ("Bergen"), Bergen granted Cardinal an irrevocable option (the "Option") to purchase from Bergen, under certain circumstances, up to 10,028,163 authorized and unissued shares of Bergen Class A Common Stock, par value $1.50 per share ("Bergen Shares") at a price per share of $48.29. Under certain circumstances set forth in the Stock Option Agreement, a greater number of Bergen Shares may be purchased. The Option is exercisable, in whole or in part, at any time or from time to time if a Purchase Event (as defined in the Stock Option
Agreement) has occurred; provided, however, that to the extent the Option has not been exercised, it will terminate upon the earlier to occur of (i) the effective time of the merger of a wholly owned subsidiary of Cardinal with and into Bergen (the "Merger") pursuant to the Agreement and Plan of
Merger, dated as of August 23, 1997 (the "Merger Agreement"); (ii) 5:00 p.m. New York City time, on the date which is 180 days following the occurrence of a Purchase Event; and (iii) (x) the termination of the Merger Agreement in accordance with its terms (other than in certain circumstances as specified by the Stock Option Agreement), or (y) 5:00 p.m. New York City time, on the date which is one year following the termination of the Merger Agreement pursuant to Section 7.1 (e) thereof if a certain Purchase Event has not occurred; provided, further, that if the
Option cannot be exercised before its date of termination as a result of an injunction, order or similar restraint issued by a court of competent jurisdiction, the Option will expire on the 10th business day after such injunction, order or restraint will have been dissolved or when such injunction, order or restraint will have become permanent and no longer subject to appeal, as the case may be, but in no event later than 18 months after the occurrence of a Purchase Event. As of the date hereof, the Option is not exercisable.
/s/ George H. Bennett, Jr.                              August 29, 1997
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**Signature of Reporting Person                               DATE
   By:  George H. Bennett, Jr.
Title:  Executive Vice President,
        General Counsel and Secretary